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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)

                                 MAXSERV, INC.
                           (NAME OF SUBJECT COMPANY)

                            SEARS, ROEBUCK AND CO.
                         MAX ACQUISITION DELAWARE INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   005779171
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                            MICHAEL D. LEVIN, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            SEARS, ROEBUCK AND CO.
                               3333 BEVERLY ROAD
                           HOFFMAN ESTATES, IL 60179
                                (847) 286-2500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------

                                   COPY TO:
                            MARK D. GERSTEIN, ESQ.
                               LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                            233 SOUTH WACKER DRIVE
                            CHICAGO, IL 60606-6401
                                (312) 876-7700

                          CALCULATION OF FILING FEE:

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
           Transaction Valuation*                       Amount of Filing Fee**
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
     $35,998,711                                                $7,200
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
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*  For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 5,142,673 shares of Common Stock, par value $.01 per share, of MaxServ, Inc., at $7.00 net in cash per share.
** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                      Not applicable.     Filing Party:Not applicable.
Form or Registration No.:
                      Not applicable.     Date Filed:  Not applicable.

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                       (Continued on following page(s))
                              (Page 1 of 7 Pages)

                                SCHEDULE 14D-1

   CUSIP NO. 005779171                                    Page 2 of 7 Pages

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 1 NAME OF REPORTING PERSONS: SEARS, ROEBUCK AND CO.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-1750680
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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                               (A) [_]
                                                               (B)[_]
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 3 SEC USE ONLY
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 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  WC
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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(E) OR 2(F): [_]
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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  NEW YORK
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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  7,033,333
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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                  [_]
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 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  64.4%
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10 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
  CO
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

                                SCHEDULE 14D-1

   CUSIP NO. 005779171                                    Page 3 of 7 Pages

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 1 NAME OF REPORTING PERSONS: MAX ACQUISITION DELAWARE INC.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
  IRS IDENTIFICATION NO. APPLIED FOR
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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                               (A) [_]
                                                               (B)[_]
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 3 SEC USE ONLY
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 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  AF
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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(E) OR 2(F): [_]
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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE
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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                  [_]
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 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
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10 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
  CO
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

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to a tender offer by Max Acquisition Delaware Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Sears, Roebuck and Co., a New York corporation ("Parent"), to purchase any and all outstanding shares of Common Stock, par value $.01 per share, of MaxServ, Inc., a Delaware corporation, not currently directly or indirectly owned by Purchaser or Parent, for a purchase price of $7.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 4, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is MaxServ, Inc., a Delaware corporation (the "Company"), which has its principal executive and operating offices at 8317 Cross Park Drive, Austin, Texas 78754.

  (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, $.01 par value (the "Shares"), and the Offer is for any and all outstanding Shares at a price of $7.00 per Share, net to the seller in cash. The information set forth in the section entitled "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in the section entitled "THE TENDER OFFER-- Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Schedule 14D-1 is being filed by Purchaser and Parent. The information set forth in the sections entitled "INTRODUCTION" and "THE TENDER OFFER--Certain Information Concerning Parent and Purchaser" of the Offer to Purchase and in Annex I to the Offer to Purchase is incorporated herein by reference.

  (e)-(f) During the last five (5) years, none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any executive officer or director of Purchaser or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company after the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in the section entitled "THE TENDER OFFER-- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(g) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company After the Offer" and "THE TENDER OFFER--Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer" and "THE TENDER OFFER--Certain Information Concerning Parent and Purchaser" of the Offer to Purchase and in Annex I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS--Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer" and "THE TENDER OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in the section entitled "THE TENDER OFFER--Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) The information set forth in the section entitled "THE TENDER OFFER-- Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

  (d) Not applicable.

  (e) Not applicable.

  (f) The information set forth in the entire Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase.

  (a)(2) Letter of Transmittal.

  (a)(3) Notice of Guaranteed Delivery.

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Form W-9.

  (a)(7) Text of Press Release issued by Purchaser, dated February 4, 1997.

  (a)(8) Summary Advertisement, dated February 4, 1996.

  (b)Not applicable.

  (c)Not applicable.

  (d)Not applicable.

  (e)Not applicable.

  (f)Not applicable.

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: February 4, 1997                   Max Acquisition Delaware Inc.

                                             /s/ John T. Pigott
                                          By: _________________________________
                                             Name: John T. Pigott
                                             Title: Vice President and
                                             Treasurer

                                          Sears, Roebuck and Co.

                                             /s/ Michael D. Levin
                                          By: _________________________________
                                             Name: Michael D. Levin
                                             Title: Senior Vice President,
                                                 General Counsel and Secretary

                                 EXHIBIT INDEX

 EXHIBIT                                                          SEQUENTIALLY
 NUMBER  DESCRIPTION                                              NUMBERED PAGE
 ------- -----------                                              -------------
 (a)(1)  Offer to Purchase.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Notice of Guaranteed Delivery.
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
 (a)(5)  Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies
         and Other Nominees.
 (a)(6)  Guidelines for Certification of Taxpayer
         Identification Number on Form W-9.
 (a)(7)  Text of Press Release issued by Parent, dated February
         4, 1997.
 (a)(8)  Summary Advertisement, dated February 4, 1996.
  (b)    Not applicable.
  (c)    Not applicable.
  (d)    Not applicable.
  (e)    Not applicable.
  (f)    Not applicable.